Fuchsia Shoes, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2018

September 1, 2019



Zccounting.com

Independent Accountant's Review Report

To Management
Fuchsia Shoes Inc
Seattle, WA

We have reviewed the accompanying balance sheet of Fuchsia Shoes, Inc. as of December 31, 2017 and 2018, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Andrew Steven Klein

Andrew Klein, Zccounting.com, Bellevue WA
September 1, 2019

Fuchsia Shoes, Inc.
Balance Sheet
December 31, 2017 & 2018

	Jan - Dec 2017	Jan - Dec 2018
ASSETS		
Current Assets		
Bank Accounts	$15,984.56	$15,020.53
Other Current Assets		
Inventory	$10,000.00	$10,000.00
Total Other Current Assets	$10,000.00	$10,000.00
Total Current Assets	$25,984.56	$25,020.53
Fixed Assets		
Furniture and Equipment	$1,500.00	$1,500.00
Total Fixed Assets	$1,500.00	$1,500.00
TOTAL ASSETS	**$27,484.56**	**$26,520.53**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	$38,623.37	$45,979.63
Other Current Liabilities		
Note Payable	$36,435.79	$59,119.08
PayPal Loan	$6,761.00	$1,292.54
Sales Tax Liability	$581.84	$7.24
Total Other Current Liabilities	$43,778.63	$60,418.86
Total Current Liabilities	$82,402.00	$106,398.49
Total Liabilities	**$82,402.00**	**$106,398.49**
Equity		
Capital Stock	$47,849.93	$77,939.55
Dividends Paid	$8,834.84	$8,834.84
Retained Earnings	-$42,763.53	-$109,705.87
Net Income	-$68,838.68	-$56,946.48
Total Equity	-$54,917.44	-$79,877.96
TOTAL LIABILITIES AND EQUITY	**$27,484.56**	**$26,520.53**

Unaudited- See accompanying notes.

Fuchsia Shoes, INC.

Fuchsia Shoes, Inc.
Income Statement
For the Years Ending December 31, 2017 & 2018

	Jan - Dec 2017	Jan - Dec 2018
Income	$119,092.67	$129,749.54
Cost of Goods Sold	$72,177.55	$68,097.81
Gross Profit	**$46,915.12**	**$61,651.73**
Expenses		
Advertising/Promotional	$85,124.54	$80,662.50
Development	$879.35	$972.32
Administrative Operating Expense	$9,026.13	$24,250.85
Bank Charges	$10,398.37	$10,306.55
Professional Fees	$4,808.60	$719.30
State Excise Tax	$1,210.73	$0.00
Travel	$4,838.80	$2,568.69
Total Expenses	$113,936.52	$119,480.21
Net Operating Income	-$67,021.40	-$57,828.48
Other Income	$532.72	$882.00
Other Expenses	$0.00	$0.00
Total Other Expenses	$2,350.00	$0.00
Net Other Income	-$1,817.28	$882.00
Net Income	**-$68,838.68**	**-$56,946.48**

Unaudited- See accompanying notes.

Fuchsia Shoes, INC.

Fuchsia Shoes, Inc.
Statement Of Cashflows
For the Years Ending December 31, 2017 & 2018

	2017	2018
OPERATING ACTIVITIES	-	-
Net Income	$68,838.68	$56,946.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	$0.00	$0.00
Credit Cards	$29,833.24	$7,356.26
Note Payable	$35,248.60	$22,683.29
PayPal Loan	$6,761.00	-$5,468.46
Sales Tax Liability		-$574.60
Shopify Capital Loan		-$2,491.29
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$71,842.84	$21,505.20
Net cash provided by operating activities	**$3,004.16**	**$35,441.28**
FINANCING ACTIVITIES		
Capital Stock	$7,349.93	$30,089.62
Retained Earnings	-$3,110.21	$4,387.63
Net cash provided by financing activities	$4,239.72	$34,477.25
Net cash increase for period	$7,243.88	-$964.03
Cash at beginning of period	$8,740.68	$15,984.56
Cash at end of period	**$15,984.56**	**$15,020.53**

Unaudited- See accompanying notes.

Fuchsia Shoes, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) DECEMBER 31, 2017 AND 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Fuchsia Shoes Inc "the company" is a Seattle based online shoe retailer with manufacturing based in Pakistan made by artesian shoe makers.

The Company will conduct an equity crowdfund offering during the third quarter of 2019 for the purpose of raising operating capital and capital for inventory. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates are required as a part of inventory valuation, depreciation, amortization, customer loyalty program reserve, recoverability of long-lived assets and intangible assets, litigation reserves, exit and disposal obligations and establishing reserves for self-insurance. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, actual results could differ from these estimates.

Principles of Consolidation- All business operations in Pakistan are subcontracted to local Pakistani artesian and business owners thus are represented as payments and not as consolidated entities. All amounts are in United States Dollars ("USD"), unless otherwise noted.

Sales and Revenue Recognition- Revenues from merchandise sales are recognized upon receipt of credit card transactions and, are net of returns through period end, exclude sales tax and are not recognized until the deposit of credit cards is made. This can create a potential variance around the beginning and end of months from when an order is placed and when we receive the deposit. Conservatively we count the credit card deposit as sales not the customer order. Although sales are made to order we do not delay revenue recognition due to the manufacturing and shipping timeline since the customer receives their order in less than one month and on average about 3 weeks.

Cost of Sales- In addition to the cost of merchandise, which includes markdowns and shrinkage, the Company includes in cost of sales expenses associated with distribution and fulfillment. We do not hold a material amount of inventory so most inventory purchases are booked directly to costs of sales.

Operating Expenses- Operating expenses include expenses related to online store management, advertising, and corporate expenses. Corporate expenses include expenses related to buying, information technology, depreciation expense for corporate cost centers, marketing, legal, finance, outside professional services, customer service center expenses, payroll and benefits for associates and payroll taxes.

Marketing Expense- Our main advertising strategy is through paid marketing and all advertising is expensed when the advertising first takes place. Marketing costs were $85 thousand, $81 thousand in 2017, 2018, respectively.

Cash and Equivalents- Cash and equivalents represent cash, money market funds and credit card receivables that generally settle within three days. Amounts due from banks and digital payment processors for credit card transactions

totaled $15,985 and $15,021 as of 2017 and 2018, respectively. The carrying amounts of cash and equivalents approximate fair value. The Company also reviews cash balances on a bank by bank basis.

Accounts Receivables- Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received and since the company sells directly to consumer per consumer order, there are not accounts receivable.

Inventories- Merchandise inventories have historically been expenses directly to cost of sales as products are made to order and generally delivered within the period ordered.

Property and Equipment- The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2017 and 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after tax year 2037.

NOTE E- EQUITY BASED COMPENSATION

The company currently does not have a stock based compensation plan but may adopt one in the future at management's discretion.

NOTE F- NOTES PAYABLE

The Company has notes payable to founders that will likely convert to equity in the future.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 30, 2019 the date that the financial statements were available to be issued.

The Company will conduct an equity crowdfunding offering during the first quarter of 2020.